September 15, 2011

Via facsimile and EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2010
Filed on February 10, 2011

Dear Mr. Shenk:

Reference is made to your letter dated August 29, 2011 providing further comments following our previous response letter dated July 15, 2011. We appreciate the time spent by members of your staff in a discussion with us on September 1, 2011 regarding your most recent comment letter. In our applicable future filings, we will revise the tabular disclosure we include in each of our segment discussions to specifically identify cost of sales and the significant period-over-period changes to those costs, as illustrated below with respect to our Otis segment’s 2010 results. We would make the corresponding disclosure for all of our segments. We also will expand the narrative discussion in our MD & A that accompanies the tables in our future filings, as appropriate, to discuss the material underlying drivers behind any significant changes in each segment’s costs of sales.

The tables and segment discussions that follow address the factors that contributed to the year-over-year-changes in segment financial results:

Otis -

				2010 Compared with 2009		2009 Compared with 2008

	2010	2009	2008	$	%	$	%
Net Sales	$11,579	$11,723	$12,884	$(144)	(1)%	$(1,161)	(9)%
Cost of Sales	7,540	7,830	8,919	(290)	(4)%	(1,089)	(12)%

	4,039	3,893	3,965
Operating Expenses and Other	1,464	1,446	1,488

Operating profits	$2,575	$2,447	$2,477	128	5%	(30)	(1)%

	Factors Contributing to Total % Change Year-Over-Year in:
	2010			2009
	Net	Cost of	Operating	Net	Cost of		Operating
	Sales	Sales	Profits	Sales	Sales		Profits
Organic / Operational	(3)%	(5)%	6%	(6)%	X	%	6%
Foreign currency translation	1%	1%	(1)%	(4)%	X	%	(4)%
Acquisitions and divestitures, net	1%	1%	—	1%	X	%	—
Restructuring and other costs	—	(1)%	3%	—	X	%	(6)%
Other	—	—	(3)%	—	—		3%

Total % change	(1)%	(4)%	5%	(9)%	(12)%		(1)%

In addition, in our applicable future filings we will add to our discussion of consolidated cost of sales narrative disclosure of factors that drive operational performance which are measured on an input basis and, therefore, cannot be quantified in terms of costs of sales (e.g., productivity).

Given the effort required to effect the suggested enhancements, we are proposing to incorporate the above changes beginning with our Form 10-K for the period ending December 31, 2011.

We appreciate the Staff’s consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6246.

Sincerely,

/s/ Gregory J. Hayes

Senior Vice President and Chief Financial Officer